Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-06717

$70,000,000

System Energy Resources, Inc.

First Mortgage Bonds, 6.20% Series due 2012

Final Terms and Conditions
September 19, 2007

Issuer:	System Energy Resources, Inc.

Market Type:	First Mortgage Bonds (Publicly Registered)

Ratings:	Baa3 by Moody's Investors Service BBB+ by Standard & Poor's Ratings Services BBB- by Fitch Ratings

Trade Date:	September 19, 2007

Settlement Date:	September 26, 2007 (T+5)

Principal Amount:	$70,000,000

Coupon Dates:	April 1 and October 1 of each year

First Payment Date:	April 1, 2008

Final Maturity:	October 1, 2012

Call Date & Terms:	Make-whole call at T+35bps

UST Benchmark:	4.125% due August 31, 2012

Treasury Price:	99-20

Treasury Yield:	4.209%

Re-offer Spread:	+200 bps

Re-offer Yield to Investor:	6.209%

Coupon:	6.20%

Price to Investor:	99.960% ; $69,972,000

Book-Runners:	Barclays Capital Inc. (50%) $35,000,000 Calyon Securities (USA) Inc. (50%) $35,000,000

CUSIP:	871911 AR4

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663 or Calyon Securities (USA) Inc. at (212) 261-3589.